UNITED STATES OF AMERICA

 BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of ENTERGY CORPORATION File No. 70-9749 (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24

                        This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarterly period ended December 31, 2003, the transactions described below, which were proposed by Entergy Corporation (the “Company” or “Entergy”) in the Application-Declaration on Form U-1, as amended, in the above referenced File (“Application-Declaration”), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated April 3, 2001, as amended by the Supplemental Order dated November 25, 2002.

(1) The per share purchase and market prices for each sale of common stock, preferred stock or other forms of preferred or equity linked securities on the date of each sale.	None.
(2) The total number of shares of common stock issued or available for issuance under options granted during the reporting period.	11,862,777 shares of common stock are available for issuance pursuant to the terms of options granted during this period.
(3) The number and price of, and restrictions on, common shares issued in connection with the acquisition of another business.	None.
(4) The principal amount of, and the terms and conditions associated with the issuance of Long-Term Debt.

On November 20, 2003, Entergy issued   (i) an aggregate of $15,000,000 principal amount of the Company’s 6.23% Senior Notes due March 15, 2008 and (ii) an aggregate of $140,000,000 principal amount of the Company’s 6.90% Senior Notes due November 15, 2010. The Senior Notes are subject to the terms and conditions contained in (i) an Indenture, which is incorporated by reference as Exhibit 4(a)(4) to Entergy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and (ii) Officer’s Certificates, which are incorporated by reference as Exhibit 4(a)(9) and Exhibit 4(a)(10), respectively, to Entergy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “2003 Form 10-K”).

On November 24, 2003, Entergy entered into a $35,000,000 Credit Agreement with Bayerische Hypo- und Vereinsbank AG, New York Branch as lender and administrative agent.  The maturity date of the credit facility is November 24, 2008.  The Credit Agreement is incorporated by reference as Exhibit 4(a)(11) to Entergy’s 2003 Form 10-K.

(5) The principal amount of, and the terms and conditions associated with, the issuance of Short-Term Debt.	None.
(6) The notional amount and principal terms of, and the counter parties to, any Interest Rate Hedge or Anticipatory Hedge entered into during the reporting period.	None.
(7) The name of, and amount invested in, any new Financing Subsidiary.	None.
(8) A list of all Form U-6B-2 filings made during the reporting period, including the date of the filing.	None.

 (9) Entergy’s consolidated balance sheet and the balance sheet for any company that engaged in a financing transaction during the reporting period, each showing the type and outstanding amount of debt or equity, as the case may be.

Entergy’s consolidated balance sheet is incorporated by reference to Entergy’s 2003 Form 10-K.
(10) A calculation of Entergy’s debt to equity ratio for the quarter ending December 31, 2003.	Filed herein as Exhibit 10(a).

IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 30th day of March, 2004.

ENTERGY CORPORATION

By:	/s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer